Exhibit 99.1

Farfetch Announces Third Quarter 2019 Results

•	Exceeds Q3 2019 Guidance - Beats on Both Digital Platform GMV and Adjusted EBITDA Margin
•	Strong Outlook for Q4 2019 - Raises Expectations for Adjusted EBITDA and Reiterates Platform GMV Growth Rate
•	Continued to Expand Share of Online Luxury Market - Q3 2019 Digital Platform GMV of $420 million, Up 37% Year-Over-Year, or approximately 40% on Constant Currency Basis
•	Stronger Unit Economics - Digital Platform Order Contribution Margin Up to 31% and Gross Margin to 45% in Q3 2019, From 28% and 41%, Respectively, in Q2 2019
•	Adjusted EBITDA Loss Margin Improved to (16)% from (29)%, Loss After Tax Margin Improved to (33)% from (57)% Year-Over-Year
•	Expands Direct Brand and Boutique Network to More Than 1,200 Partners, Maintains 100% Retention of Top 100 Brand Partners Over Past Three Years
•	New Guards Group Contributes to Q3 Financial Performance, Integrations with Marketplace and Farfetch Platform Solutions Underway

LONDON, U.K. November 14, 2019 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the third quarter ended September 30, 2019.

José Neves, Farfetch Founder, CEO and Co-Chair said: “I am very pleased with our continued progress in building the global platform for luxury. We had a fantastic Q3, beating all our expectations, and continuing to capture market share at a rapid pace. With $1.8 billion of Digital Platform GMV and 1.9 million Active Consumers over the last twelve months, Farfetch is firmly established as the #1 in-season luxury player online. Through our revolutionary technology, services and reach, we will continue to deliver an amazing service to our community of over 1,200 brands and boutiques, while also delighting fashion lovers around the world. We also remain focused on driving the cultural relevance of the Farfetch brand, and in that context I am delighted with our initial progress in integrating New Guards Group. A huge congratulations to all the brilliant Farfetchers who have worked so relentlessly across our global business to achieve these remarkable results.”

Elliot Jordan, CFO of Farfetch, said: “Our third quarter 2019 results demonstrate focused execution against our core strategy, which resulted in strong digital platform GMV growth of 37% year-over-year, extending our market leading position, balanced with Order Contribution Margin increasing quarter-over-quarter to 31.3%. We are also pleased by the early strategic and financial benefits from the acquisition of New Guards Group, which, coupled with the stronger unit economics and continued operating leverage in our digital platform, have contributed to a significant year-over-year improvement in EBITDA margin.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data or AOV):

	Three months ended September 30,
	2018	2019
Consolidated Group:
Gross Merchandise Value (“GMV”)	$309,973	$492,014
Revenue	134,541	255,481
Adjusted Revenue	112,742	228,227
Gross Profit	67,387	115,139
Gross Profit Margin	50.1%	45.1%
Loss After Tax	$(77,255)	$(85,457)
Adjusted EBITDA	(32,311)	(35,638)
Adjusted EBITDA Margin	(28.7)%	(15.6)%
Earnings Per Share (“EPS”)	$(0.30)	$(0.28)
Adjusted EPS	(0.15)	(0.18)
Digital Platform:
Digital Platform GMV	$305,884	$420,266
Digital Platform Services Revenue	108,652	156,479
Digital Platform Gross Profit	65,487	83,294
Digital Platform Gross Profit Margin	60.3%	53.2%
Digital Platform Order Contribution	$43,384	$48,973
Digital Platform Order Contribution Margin	39.9%	31.3%
Active Consumers	1,240	1,889
Average Order Value (“AOV”) - Marketplace	$585	$582
AOV - Stadium Goods	-	327
Brand Platform:
Brand Platform GMV	$-	$62,671
Brand Platform Revenue	-	62,671
Brand Platform Gross Profit	-	27,464
Brand Platform Gross Profit Margin	-	43.8%

See “Metrics Definitions” on page 17 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

•	Continued to add breadth and depth to the Farfetch Marketplace offering through expanded partnerships with luxury brands and retailers:
o	Top 10 brands supply more than doubled year-over-year as of the end of third quarter 2019; also increased supply points with existing brand partner, Saint Laurent, in the US, Canada and Mexico
o

Signed new e-concessions with Golden Goose and Sunglass Hut, among others, bringing total brand partner count to just under 500, and maintained 100% retention of top 100 direct brand partners over past three years

o

Integrated New Guards Group on the Marketplace – all New Guards Group brands including Off-White and Marcelo Burlon County of Milan now leveraging Fulfilment by Farfetch and selling directly on the Marketplace as e-concessions

o	Grew boutique network to more than 700 retailers, bringing total direct brand and retail partners to more than 1,200
•

Further distinguished Farfetch’s Marketplace as a premium destination for global luxury consumers while also helping advance Prada's direct-to-consumer distribution initiative as their exclusive third-party partner in offering its Linea Rossa collection for Autumn/Winter 2019

•

In August 2019, extended the Farfetch platform with the completion of the acquisition of New Guards Group, a luxury fashion platform with a proven track record of launching culturally relevant and profitable brands including Palm Angels, Heron Preston, Marcelo Burlon County of Milan, and Off-White, which was recently ranked #1 Hottest Brand in Q3 2019 by The Lyst Index. Addition of New Guards Group further elevates Farfetch’s Marketplace proposition for fashion lovers worldwide with the broadest selection and exclusive access to capsule collections from their portfolio of brands, and brings expertise to launch new brands

•

Along with 55 other leaders in the fashion industry including Kering, Chanel, Hermes, Burberry and Stella McCartney, signed The Fashion Pact, aimed at setting practical objectives for reducing the industry’s impact on the environment. Also furthered Farfetch’s Positively Farfetch focus on sustainability with the launch of two new initiatives:

o	A new Positively Conscious destination on Farfetch.com offers an inspirational way to discover and shop the broadest selection of sustainable luxury products
o

Extended our Positively Circular initiative by partnering with Dream Assembly alumnus, Thrift+, to offer UK customers an on-demand clothing donation service through which they can earn Farfetch credits

Third Quarter 2019 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended September 30,
	2018	2019
Digital Platform GMV	305,883	420,266
Brand Platform GMV	-	62,671
In-Store GMV	4,090	9,077
GMV	$309,973	$492,014

Gross Merchandise Value (“GMV”) increased by $182.0 million from $310.0 million in third quarter 2018 to $492.0 million in third quarter 2019, representing year-over-year growth of 58.7%. Digital Platform GMV increased by $114.4 million from $305.9 million in third quarter 2018 to $420.3 million in third quarter 2019, representing year-over-year growth of 37.4%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 39.7%.

The increase in GMV primarily reflects the growth in Digital Platform GMV and the addition of $62.7 million of Brand Platform GMV from New Guards Group which we acquired in August 2019. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers to 1.9 million and average number of orders, partially offset by decreases in Average Order Values. Other contributing factors included an increase in the number of clients supported by Farfetch Platform

Solutions, growth in transactions through our managed websites and the addition of Stadium Goods, our premier sneaker and streetwear Marketplace.

Revenue (in thousands):

	Three months ended September 30,
	2018	2019
Digital Platform Services Revenue	$108,652	$156,479
Digital Platform Fulfilment Revenue	21,799	27,254
Brand Platform Revenue	-	62,671
In-Store Revenue	4,090	9,077
Revenue	$134,541	$255,481

Revenue increased by $121.0 million year-over-year from $134.5 million in third quarter 2018 to $255.5 million in third quarter 2019, representing growth of 89.9%. The increase was primarily driven by 44.0% growth in Digital Platform Services Revenue to $156.5 million and the addition of Brand Platform Revenue from New Guards Group. In-Store Revenue increased by 121.9% to $9.1 million primarily due to the addition of revenue from New Guards Group’s directly-operated stores and growth in Browns stores.

The increase in Digital Platform Services Revenue of 44.0% was driven by 37.4% growth in Digital Platform GMV, partially offset by a decline in Third-Party Take Rate to 31.2% in third quarter 2019, from 32.1% in the prior year quarter. Digital Platform Services Revenue was also boosted by growth in first-party GMV, which nearly doubled year-on-year and is included in Digital Platform Services Revenue at 100% of the GMV.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any customer promotions and incentives funded by the Company. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, an increase in the level of promotions and incentives funded by the company will decrease Digital Platform Fulfilment Revenue. In third quarter 2019, Digital Platform Fulfilment Revenue increased 25.0%, a slower rate as compared to the cost of shipping and duties, primarily due to an increase in customer promotions year-over-year in response to the market environment. However, the impact of promotions in the quarter was lower than that in second quarter 2019, reflecting our strategic decision to reduce promotional activity.

Cost of Revenue (in thousands)

	Three months ended September 30,
	2018	2019
Digital Platform Services cost of revenue	$43,166	$73,185
Digital Platform Fulfilment cost of revenue	21,799	27,254
Brand Platform cost of revenue	-	35,208
In-Store cost of goods sold	2,189	4,695
Cost of Revenue	$67,154	$140,342

Cost of revenue increased by $73.2 million, or 109.0% year-over-year from $67.2 million in third quarter 2018 to $140.3 million in third quarter 2019. The increase was primarily driven by growth in first-party GMV and the associated cost of goods, delivery costs associated with order fulfilment, duties incurred on cross-border transactions, cost of goods sold related to our In-Store revenue and the addition of Brand Platform cost of revenue related to New Guards Group.

Gross Profit (in thousands)

	Three months ended September 30,
	2018	2019
Digital Platform Gross Profit	$65,487	$83,294
Brand Platform Gross Profit	-	27,464
In-Store Gross Profit	1,900	4,381
Gross Profit	$67,387	$115,139

Gross profit increased by $47.8 million, or 70.9% year-over-year from $67.4 million in third quarter 2018 to $115.1 million in third quarter 2019, primarily due to the growth in our Digital Platform Services Revenue and the addition of New Guards Group’s Brand Platform operations. Gross profit margin decreased from 50.1% to 45.1% year-over-year, primarily driven by a lower Digital Platform Gross Profit Margin, due to an increase in promotions year-over-year, and the introduction of Brand Platform, which has a lower gross profit margin. The impacts were partially offset by an increase of In-Store gross profit margin.

Selling, general and administrative expenses by type (in thousands):

	Three months ended September 30,
	2018	2019
Demand generation expense	$22,103	$34,321
Technology expense	19,034	22,322
Depreciation and amortization	6,014	35,097
Share based payments	38,475	31,760
General and administrative	58,561	94,134
Other items	-	(22,225)
Selling, general and administrative expense	$144,187	$195,409

Third quarter 2019 demand generation expense increased 55.3% year-over-year to $34.3 million, or to 21.9% of Digital Platform Services Revenue, reflecting investments in customer acquisition and retention efforts to support the continued growth of Digital Platform GMV and Digital Platform Services Revenue. This increase contributed to the higher number of orders and Active Consumers as described above.

Technology expense, which is primarily related to development and operations of our platform features and services, and also includes software, hosting and infrastructure expenses, increased by $3.3 million, or 17.3%, year-over-year in third quarter 2019, driven by a 21.6% increase in technology staff headcount, which was partially offset by infrastructure cost efficiencies. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers.

Depreciation and amortization expense increased by $29.1 million or 483.6% year-over-year from $6.0 million in third quarter 2018 to $35.1 million in third quarter 2019. Amortization expense increased principally due to amortization recognized on intangible assets acquired in recent acquisitions and continued technology investments, where qualifying technology development costs are capitalized and amortized over a three-year period. Depreciation expense also increased, driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019. We recognized $4.6 million of depreciation related to right-of-use assets in third quarter 2019. In third quarter 2018, the comparative expense for operating leases was included in general and administrative expense.

Share based payments decreased by $6.7 million or 17.5% year-over-year in third quarter 2019. This impact was due to a $44.6 million year-over-year increase in share based payment expense for equity settled awards, which was driven by a $27.4 million increase related to additional employee awards and $17.2 million from long-term employee incentives related to the acquisitions of Stadium Goods and New Guards Group. The $44.6 million increase was more than offset by a $51.4 million year-over-year difference between the quarterly adjustments to provisions for cash-settled payment awards, which are remeasured to their fair value based on our share price, and the related employment taxes. The year-over-year difference was driven by an increase in our share price during third quarter 2018, which resulted in a $32.0 million increase to the provision for the period, as compared to a decrease in our share price during third quarter 2019, which reduced our provision by $19.4 million for the current period.

General and administrative expense increased by $35.6 million, or 60.7%, year-over-year in third quarter 2019, reflecting the additional expenses related to Stadium Goods and New Guards Group, which both acquired during 2019, and an increase in non-technology headcount across a number of areas to support the expansion of our business. This was partially offset by a lower total employee cost per person and the impact of adopting IFRS 16 on January 1, 2019. General and administrative costs as a percentage of Adjusted Revenue decreased from 51.9% in third quarter 2018 to 41.2% in third quarter 2019, reflecting improved efficiency of our semi-variable and fixed costs, the addition of New Guards Group, which has a lower percentage of revenue, and the impact of adopting IFRS 16.

Other items totaled $22.2 million in third quarter 2019, primarily consisting of a net gain of $32.3 million related to the revaluation of liabilities held at fair value and impacted by movements in our share price, partially offset by $5.1 million of transaction-related legal and advisory expenses and $5.0 million loss on impairment of investments carried at fair value. The $32.3 million net gain described above resulted from a $53.8 million fair value revaluation gain from our partnership with Chalhoub Group, due to the remeasurement of the fair value of the non-cash consideration due to Chalhoub following the July 2019 completion of our previously announced partnership, partially offset by a $21.5 million fair value remeasurement charge for shares issued in the acquisition of New Guards Group. There were no such items in third quarter 2018.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA loss increased by $3.3 million, or 10.3%, year-over-year in third quarter 2019, to $35.6 million, for the reasons described above. Adjusted EBITDA Margin improved from (28.7)% to (15.6)% over the same period, primarily reflecting lower Technology and General and Administrative expenses as percentages of Adjusted Revenue, as well as the impact of adopting IFRS 16 on January 1, 2019, as described above, and was partially offset by lower Gross Profit Margin and higher demand generation expense as a percentage of Adjusted Revenue.

Loss After Tax

Loss after tax increased by $8.2 million, or 10.6% year-over-year, in third quarter 2019 to $85.5 million. The increase was largely driven by the movements in Adjusted EBITDA, Depreciation and Amortization Expense, Share Based Payments and Other Items, as explained above, resulting in an increase in the operating loss from $76.8 million to $79.9 million, and the impact of unrealized foreign exchange losses on revaluation of non-United States Dollar denominated receivables and payables.

Acquisition of New Guards Group

In August 2019, we completed the acquisition of 100% of the outstanding shares of New Guards Group for a total enterprise value of $675 million. The consideration was split equally between cash and Farfetch shares. Net of $102.8 million of acquired cash, total consideration included $256.1 million and 16.8 million shares. Pursuant to the sales and purchase agreement, an additional 10.7 million shares were issued in September 2019 to reflect a remeasurement of the initial estimated share consideration, resulting in a $21.5 million charge to other items. Purchase price allocations are expected to be completed in first quarter 2020, following customary adjustments. As of September 30, 2019, based on an initial analysis, we recognized goodwill of $183.5 million and Brand intangibles of $830.2 million, along with other assets of $90.2 million offset by liabilities of $241.4 million and minority non-controlling interests of $158.4 million. Goodwill is not subject to amortization and Brand intangibles will be amortized over an eight-year weighted average period.

Outlook

The following forward-looking statement reflects Farfetch’s expectations for fourth quarter 2019 as of November 14, 2019:

•	Digital Platform GMV growth of 30% to 35% year-over-year
•	Brand Platform GMV of $80 million to $90 million
•	Adjusted EBITDA loss of approximately $(21) million to $(31) million

The expected Adjusted EBITDA loss for the period includes the estimated impact from the adoption of IFRS 16, which became effective on January 1, 2019.

Conference Call Information

Farfetch will host a conference call today, November 14, 2019 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended September 30
(in $ thousands, except share and per share data)

	2018	2019
Revenue	134,541	255,481

Cost of revenue	(67,154)	(140,342)
Gross profit	67,387	115,139

Selling, general and administrative expenses	(144,187)	(195,409)
Share of results of associates	(5)	371
Operating loss	(76,805)	(79,899)

Finance income	1,770	1,672
Finance cost	(1,037)	(7,334)
Loss before tax	(76,072)	(85,561)

Income tax (expense)/benefit	(1,183)	104
Loss after tax	(77,255)	(85,457)

(Loss)/profit after tax attributable to:
Owners of the company	(77,255)	(90,250)
Non-controlling interests	-	4,793
	(77,255)	(85,457)

Loss per share attributable to owners of the company
Basic and diluted	(0.30)	(0.28)

Weighted-average ordinary shares outstanding
Basic and diluted	256,163,135	322,226,776

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended September 30
(in $ thousands, except share and per share data)

	2018	2019
Loss for the period	(77,255)	(85,457)

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(7,702)	3,287
Loss on cash flow hedges	-	(3,082)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Impairment loss on investments	-	(100)
Remeasurement loss on defined benefit plans	-	(31)
Other comprehensive (loss)/income for the period, net of tax	(7,702)	75
Total comprehensive loss for the period, net of tax	(84,957)	(85,382)

Total comprehensive (loss)/income attributable to:
Owners of the company	(84,957)	(90,175)
Non-controlling interests	-	4,793
	(84,957)	(85,382)

Unaudited interim condensed consolidated statements of operations for the nine months ended September 30
(in $ thousands, except share and per share data)

	2018	2019
Revenue	406,851	638,805

Cost of revenue	(202,598)	(355,096)
Gross profit	204,253	283,709

Selling, general and administrative expenses	(352,989)	(545,374)
Share of profits of associates	19	404
Operating loss	(148,717)	(261,261)

Finance income	22,798	10,873
Finance cost	(17,847)	(32,697)
Loss before tax	(143,766)	(283,085)

Income tax expense	(1,897)	(1,270)
Loss after tax	(145,663)	(284,355)

(Loss)/profit after tax attributable to:
Owners of the company	(145,663)	(289,183)
Non-controlling interests	-	4,828
	(145,663)	(284,355)

Loss per share attributable to owners of the company
Basic and diluted	(0.58)	(0.93)

Weighted-average ordinary shares outstanding
Basic and diluted	252,572,520	311,858,726

Unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30
(in $ thousands)

	2018	2019
Loss for the period	(145,663)	(284,355)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(16,836)	18,507
Losses on cash flow hedges	-	(8,162)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Impairment loss on investments	-	(100)
Remeasurement loss on defined benefit plans	-	(31)
Other comprehensive (loss)/income for the period, net of tax	(16,836)	10,214
Total comprehensive loss for the period, net of tax	(162,499)	(274,141)

Total comprehensive (loss)/income attributable to:
Owners of the company	(162,499)	(278,969)
Non-controlling interests	-	4,828
	(162,499)	(274,141)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2018	September 30, 2019
Non-current assets
Trade and other receivables	10,458	17,248
Intangible assets	103,345	1,382,481
Property, plant and equipment	37,528	66,930
Right-of-use assets	-	99,374
Investments	566	15,289
Investments in associates	86	2,454
Total non-current assets	151,983	1,583,776
Current assets
Inventories	60,954	105,130
Trade and other receivables	93,670	153,541
Cash and cash equivalents	1,044,786	318,375
Total current assets	1,199,410	577,046
Total assets	1,351,393	2,160,822

Equity and liabilities
Equity
Share capital	11,994	13,570
Share premium	772,300	876,444
Merger reserve	783,529	783,529
Foreign exchange reserve	(23,509)	(5,004)
Other reserves	67,474	408,000
Accumulated losses	(483,357)	(731,118)
Equity attributable to owners of the company	1,128,431	1,345,421
Non-controlling interests	-	62,133
Total equity	1,128,431	1,407,554

Non-current liabilities
Provisions	13,462	22,421
Lease liabilities	-	82,553
Deferred tax liabilities	-	227,520
Other liabilities	15,342	19,456
Contingent consideration liabilities	-	47,498
Total non-current liabilities	28,804	399,448

Current liabilities
Trade and other payables	194,158	334,829
Lease liabilities	-	18,023
Other current financial liabilities	-	968
Total current liabilities	194,158	353,820
Total liabilities	222,962	753,268
Total equity and liabilities	1,351,393	2,160,822

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30
(in $ thousands)
	2018	2019
Cash flows from operating activities
Loss before tax	(143,766)	(283,085)
Adjustments for:
Depreciation	4,952	19,533
Amortization	10,581	43,993
Non-cash employee benefits expense	16,692	75,525
Merger relief reserve	-	(7,370)
Net loss on sale of non-current assets	1,045	5
Share of results of associates	(18)	(404)
Net finance (income)/ expense	(4,880)	21,824
Net exchange differences	3,145	(1,966)
Impairment of investments	-	5,000
Change in the fair value of derivatives	1,889	-
Change in the fair value of put option	-	(47,498)
Change in working capital
Increase in receivables	(93,563)	(2,124)
Increase in inventories	(17,678)	(6,746)
Increase in payables	34,684	5,824
Change in other assets and liabilities
Increase in non-current receivables	(4,667)	(2,558)
Increase in other liabilities	38,947	39,519
Decrease in deferred tax liability	-	(5,011)
Interest received	4,948	10,701
Interest paid	(68)	(2,256)
Income taxes paid	(780)	(1,947)
Net cash outflow from operating activities	(148,537)	(139,041)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(461,690)
Payments for property, plant and equipment	(18,014)	(38,013)
Payments for intangible assets	(31,208)	(58,497)
Payments for investments	-	(18,733)
Net cash outflow from investing activities	(49,222)	(576,933)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	859,525	8,249
Repayment of the principal elements of lease payments	-	(13,597)
Interest paid on loan note		(551)
Net cash inflow from financing activities	859,525	(5,899)

Net increase/(decrease) in cash and cash equivalents	661,766	(721,873)
Cash and cash equivalents at the beginning of the period	384,002	1,044,786
Effects of exchange rate changes on cash and cash equivalents	(2,259)	(4,538)
Cash and cash equivalents at end of period	1,043,509	318,375

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2018	9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Changes in equity
Capital reorganization	652	(677,674)	783,529	-	-	-	106,507	-	106,507
Total comprehensive loss	-	-	-	(16,836)	-	(145,663)	(162,499)	-	(162,499)
Issue of share capital	2,030	773,045	-	-	-	-	775,075	-	775,075
Share based payment – equity settled	-	-	-	-	16,692	-	16,692	-	16,692
Balance at September 30, 2018	11,980	773,045	783,529	(16,203)	55,167	(474,840)	1,132,678	-	1,132,678

Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
Total comprehensive loss	-	-	-	18,505	(8,292)	(289,182)	(278,969)	4,828	(274,141)
Issue of share capital	1,576	104,144	-	-	389,879	-	495,599	-	495,599
Share based payment – equity settled	-	-	-	-	51,364	45,743	97,107	-	97,107
Share based payment – reverse vesting shares	-	-	-	-	(92,425)	-	(92,425)	-	(92,425)
Transactions with non-controlling interests	-	-	-	-	-	-	-	158,616	158,616
Non-controlling interest arising from a business combination	-	-	-	-	-	-	-	(101,311)	(101,311)
Non-controlling interest put option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at September 30, 2019	13,570	876,444	783,529	(5,004)	408,000	(731,118)	1,345,421	62,133	1,407,554

	Supplemental Metrics
		2018				2019
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$310,718	$292,692	$338,543	$309,973	$466,490	$419,273	$488,475	$492,014
Revenue	126,482	125,617	146,693	134,541	195,533	174,064	209,260	255,481
Adjusted Revenue	102,486	103,082	118,677	112,742	170,089	146,374	180,738	228,227
In-Store Revenue	3,764	4,021	3,170	4,090	4,314	4,536	4,220	9,077
Gross Profit	64,729	61,173	75,693	67,387	94,197	83,291	85,280	115,139
Gross Profit Margin	51.2%	48.7%	51.6%	50.1%	48.2%	47.9%	40.8%	45.1%
Demand Generation Expense	$(23,255)	$(19,363)	$(21,895)	$(22,103)	$(33,934)	$(31,423)	$(34,444)	$(34,321)
Technology Expense	(12,148)	(13,896)	(17,135)	(19,034)	(18,159)	(20,159)	(19,073)	(22,322)
Share Based Payments	(7,715)	(6,567)	(5,957)	(38,475)	(2,821)	(38,714)	(45,710)	(31,760)
Depreciation and Amortization	(3,029)	(4,875)	(5,463)	(6,014)	(7,185)	(14,106)	(14,323)	(35,097)
General and Administrative	(52,735)	(51,571)	(62,080)	(58,561)	(56,679)	(61,945)	(69,339)	(94,134)
Other Items	(126)	-	-	-	-	(2,493)	1,764	22,225
Loss After Tax	(54,816)	(50,727)	(17,681)	(77,255)	(9,912)	(109,275)	(89,623)	(85,457)
Adjusted EBITDA	(23,409)	(23,657)	(25,417)	(32,311)	(14,575)	(30,236)	(37,576)	(35,638)
Adjusted EBITDA Margin	(22.8)%	(22.9)%	(21.4)%	(28.7)%	(8.6)%	(20.7)%	(20.8)%	(15.6)%
Earnings Per Share (“EPS”)	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)	$(0.29)	$(0.28)
Adjusted EPS	(0.21)	(0.18)	(0.05)	(0.15)	(0.02)	(0.22)	(0.15)	(0.18)
Digital Platform:
Digital Platform GMV	$306,954	$288,671	$335,373	$305,884	$462,176	$414,737	$484,255	$420,266
Digital Platform Services Revenue	98,722	99,061	115,507	108,652	165,775	141,838	176,518	156,479
Digital Platform Fulfilment Revenue	23,996	22,535	28,016	21,799	25,444	27,690	28,522	27,254
Digital Platform Gross Profit	62,829	59,365	74,222	65,487	92,632	80,941	84,106	83,294
Digital Platform Gross Profit Margin	63.6%	59.9%	64.3%	60.3%	55.9%	57.1%	47.6%	53.2%
Digital Platform Order Contribution	39,574	40,002	52,327	43,384	58,698	49,518	49,662	48,973
Digital Platform Order Contribution Margin	40.1%	40.4%	45.3%	39.9%	35.4%	34.9%	28.1%	31.3%
Active Consumers	951	1,034	1,139	1,240	1,382	1,699	1,773	1,889
AOV - Marketplace (actual)	$670	$647	$602	$585	$637	$601	$600	$582
AOV - Stadium Goods (actual)	-	-	-	-	-	300	336	327
Brand Platform:
Brand Platform GMV	-	-	-	-	-	-	-	$62,671
Brand Platform Revenue	-	-	-	-	-	-	-	62,671
Brand Platform Gross Profit	-	-	-	-	-	-	-	27,464
Brand Platform Gross Profit Margin	-	-	-	-	-	-	-	43.8%

1 See “Metrics Definitions” on page 17 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” for reconciliations of non-IFRS measures to IFRS measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2019 and fiscal year ending December 31, 2019, the expected benefits and synergies from our acquisition and integration of New Guards Group, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards Group, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

We previously defined Active Consumers as active consumers on the Farfetch Marketplace. Following the acquisition of Stadium Goods on January 4, 2019, which is now included in our consolidated results, we have multiple marketplaces within our consolidated group. As a result, Stadium Goods is now included in Active Consumers, and for completeness we now include BrownsFashion.com, a directly owned and operated site, within Active Consumers as well. We have revised our previously reported Active Consumers disclosure to include BrownsFashion.com Active Consumers for all reported periods. Active Consumers does not currently include those generated from New Guards Group owned and operated sites.

We also believe it is more useful to present AOV for both Farfetch Marketplace and Stadium Goods, as they operate at two different price points. We have presented these as separate metrics from January 4, 2019, being the acquisition date of Stadium Goods.

In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward.

Following our acquisition of New Guards Group in August 2019 and its inclusion in our consolidated results, we are reporting metrics related to our Brand Platform operations. Brand Platform GMV and Brand Platform Revenue include revenue related to the New Guards Group operations less revenue from New Guards Group’s owned e-commerce websites, direct to consumer channel via Farfetch marketplaces and directly operated stores. Revenue realized from Brand Platform is equal to GMV, as such sales are not commission based. As we acquired New Guards Group in August 2019, our third quarter 2019 results only reflect two months of New Guards Group’s performance.

The introduction of the term “Digital Platform”, with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards Group, where GMV and Revenue are derived from the Company’s transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

Consolidated Statement of Operations Reclassifications

We have revised previously reported revenues and cost of revenues for each of the first three quarters of 2018 to reflect certain sales originally reported on a third-party basis (i.e., net revenue presentation), as being on a first-party basis (i.e. gross revenue presentation). These revisions had no impact on gross profit or loss after tax in those periods and had no impact on any of our unaudited condensed consolidated statements of financial position, changes in equity or cash flows during 2018. We determined that these revisions are immaterial to the previously reported financial information, and there is no impact on any previously issued annual financial statements. There was no impact to other prior periods.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Services Revenue, Digital Platform Gross Profit, Digital Platform Gross Profit Margin, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations the Non-IFRS Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Gross Profit, Digital Platform Gross Profit Margin, Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Gross Profit, Digital Platform Gross Profit Margin, Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2017	2018				2019
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Loss after tax	$(54,816)	$(50,727)	$(17,681)	$(77,255)	$(9,912)	$(109,275)	$(89,623)	$(85,457)
Net finance (income)/expense	20,171	15,101	(19,319)	(733)	(14,915)	23,181	(7,018)	5,662
Income tax expense	374	527	187	1,183	261	560	813	(104)
Depreciation and amortization	3,029	4,875	5,463	6,014	7,185	14,106	14,323	35,097
Share based payments (a)	7,715	6,567	5,957	38,475	2,821	38,714	45,710	31,760
Other items (b)	126	-	-	-	-	2,493	(1,764)	(22,225)
Share of results of associates	(8)	-	(24)	5	(15)	(15)	(17)	(371)
Adjusted EBITDA	$(23,409)	$(23,657)	$(25,417)	$(32,311)	$(14,575)	$(30,236)	$(37,576)	$(35,638)

(a)	Represents share-based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, there were transaction-related legal and advisory expenses of $2.5 million in first quarter 2019, $2.2 million in second quarter 2019 and $5.1 million in third quarter 2019. There was a release of $4.0 million of provisions related to taxes in second quarter 2019. There was also a net gain in third quarter 2019 of $32.3 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. This net gain comprised of the fair value revaluation gain of $53.8 million in respect of our partnership with Chalhoub Group, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group as described above. Other items in third quarter 2019 also included a $5 million loss on impairment of investments carried at fair value. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue and Digital Platform Services Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2017	2018				2019
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$126,482	$125,617	$146,693	$134,541	$195,533	$174,064	$209,260	$255,481
Less: Digital Platform Fulfilment Revenue	(23,996)	(22,535)	(28,016)	(21,799)	(25,444)	(27,690)	(28,522)	(27,254)
Adjusted Revenue	102,486	103,082	118,677	112,742	170,089	146,374	180,738	228,227
Less: Brand Platform Revenue	-	-	-	-	-	-	-	(62,671)
Less: In-Store Revenue	(3,764)	(4,021)	(3,170)	(4,090)	(4,314)	(4,536)	(4,220)	(9,077)
Digital Platform Services Revenue	$98,722	$99,061	$115,507	$108,652	$165,775	$141,838	$176,518	$156,479

The following table reconciles Digital Platform Gross Profit and Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

(in $ thousands, except as otherwise noted)

	2017	2018				2019
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Gross profit	$64,729	$61,173	$75,693	$67,387	$94,197	$83,291	$85,280	$115,139
Less: Brand Platform Gross Profit	-	-	-	-	-	-	-	(27,464)
Less: In-Store Gross Profit	(1,900)	(1,808)	(1,471)	(1,900)	(1,565)	(2,350)	(1,174)	(4,381)
Digital Platform Gross Profit	62,829	59,365	74,222	65,487	92,632	80,941	84,106	83,294
Less: Demand generation expense	(23,255)	(19,363)	(21,895)	(22,103)	(33,934)	(31,423)	(34,444)	(34,321)
Digital Platform Order Contribution	$39,574	$40,002	$52,327	$43,384	$58,698	$49,518	$49,662	$48,973

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2017	2018				2019
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Earnings per share	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)	$(0.29)	$(0.28)
Share based payments (a)	0.04	0.02	0.02	0.15	0.01	0.13	0.15	0.11
Amortization of acquired intangible assets	-	-	-	-	-	0.01	0.01	0.06
Other items (b)	(0.00)	-	-	-	-	0.01	(0.01)	(0.07)
Share of results of associates	(0.00)	-	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.21)	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.21)	$(0.14)	$(0.18)

(a)	Represents share-based payment expense on a per share basis.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, there were transaction-related legal and advisory expenses of $2.5 million in first quarter 2019, $2.2 million in second quarter 2019 and $5.1 million in third quarter 2019. There was a release of $4.0 million of provisions related to taxes in second quarter 2019. There was also a net gain in third quarter 2019 of $32.3 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. This net gain comprised of the fair value revaluation gain of $53.8 million in respect of our partnership with Chalhoub Group, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group as described above. Other items in third quarter 2019 also included a $5 million loss on impairment of investments carried at fair value. Other items is included within selling, general and administrative.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards Group owned and operated sites.  The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items (represents items outside the normal scope of our ordinary activities) and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, other items (outside the normal scope of our ordinary activities), share of results of associates and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards Group operations less revenue from New Guards Group’s: (i) owned e-commerce websites, (ii) direct to consumer channel via Farfetch marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Order Contribution” or “Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” or “Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Adjusted Revenue less In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards Group’s directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform

Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards Group, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.